Exhibit 12

                      Southwestern Electric Power Company
                Consolidated Ratio of Earnings to Fixed Charges
                       For Years Ended December 31, 2000

                             2000      1999      1998      1997      1996
                                      (thousands, except ratios)

Operating Income           $128,278  $147,062  $150,678  $139,473  $134,117
Adjustments
  Income Taxes               14,597    55,343    62,595    44,396    32,931
  Provision for
    Deferred Income
      Taxes                  14,653   (17,347)  (11,909)   (2,209)      714
Deferred Investment
      Tax Credits            (4,482)   (4,565)   (4,631)   (4,662)   (4,730)
Changes for Investments and
  Plant Development Costs,
  Net of Tax                   -         -         -         (483)  (21,815)
Other Income and Deductions   3,405    (2,000)    1,115     3,578       312
Allowance for Borrowed and
  Equity Funds Used During
  Construction                3,372     1,984     2,687     2,156     2,423
  Interest Portion of
    Financing Leases           -          335       598     1,194     1,514
    Earnings               $159,823  $180,812  $201,133  $183,443  $145,466

Fixed Charges:
  Interest on
   Long-term Debt           $43,547   $38,380   $39,233   $40,440   $44,066
  Interest on
   Short-term Debt           10,174    13,800     8,591     5,736     8,381
  Distributions on Trust
   Preferred Securities       8,663     8,662     8,662     5,582      -
  Interest Portion of
   Financing leases            -          335       598     1,194     1,514
    Fixed Charges           $62,384   $61,177   $57,084   $52,952   $53,961

Ratio of Earnings to
  Fixed Charges                2.56      2.95      3.52      3.46      2.69